                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


- -------------------------------------------------------------------------------
                                  FORM 11-K

                   REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                              DECEMBER 31, 1993

                     Prepared in accordance with General
                       Instruction A.2.(ii) of Form S-8

- -------------------------------------------------------------------------------

        For the twelve-month period ended December 31, 1993.
        Commission file number:  1-4188

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

        RUBBERMAID PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Rubbermaid Incorporated
        1147 Akron Road
        Wooster, Ohio 44691-6000

                        RUBBERMAID PROFIT SHARING PLAN

                      Financial Statements and Schedules

                          December 31, 1993 and 1992


                 (With Independent Auditors' Report Thereon)

                        RUBBERMAID PROFIT SHARING PLAN


                              Table of Contents



Independent Auditors' Report

Statements of Net Assets Available for Retirement Benefits

Statements of Changes in Net Assets Available for Retirement Benefits

Notes to Financial Statements

                                                                       Schedules
                                                                       ---------
Item 27d - Schedule of Reportable Transactions                             1
Item 27a - Schedule of Assets Held for Investment Purposes                 2

KPMG Peat Marwick LLP

     1500 National City Center
     1900 East Ninth Street
     Cleveland, OH 44114-3495

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

Plan Administrator of
Rubbermaid Profit Sharing Plan:

We have audited the financial statements and supplemental schedules of Rubbermaid Profit Sharing Plan (Plan) as of December 31, 1993 and 1992, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick LLP


December 16, 1994

                                                  RUBBERMAID PROFIT SHARING PLAN

                                    Statements of Net Assets Available for Retirement Benefits

                                                    December 31, 1993 and 1992


                                                                                1993                       1992
                                                                                ----                       ----
Assets
  Investment in the Profit Sharing Retirement
  Trust for Rubbermaid Incorporated and
  Related Companies (note 3):                                                $23,655,346                  18,697,695

Employer contribution receivable                                               4,462,531                   3,953,281
                                                                             -----------                  ----------

Net assets available for retirement
  benefits                                                                   $28,117,877                  22,650,976
                                                                             ===========                  ==========




See accompanying notes to financial statements.

                                                  RUBBERMAID PROFIT SHARING PLAN

                               Statements of Changes in Net Assets Available for Retirement Benefits

                                              Years Ended December 31, 1993 and 1992


                                                                                1993                        1992
                                                                                ----                        ----
Investment income
  Distribution from the Profit Sharing Retirement
  Trust for Rubbermaid Incorporated and
  Subsidiary Companies investment funds                                       1,810,699                   1,278,979

Employer contributions                                                        4,549,786                   4,023,822
                                                                             ----------                  ----------
                                                                              6,360,485                   5,302,801

Retirement benefits                                                            (893,584)                   (874,377)
                                                                             ----------                  ----------

Net increase                                                                  5,466,901                   4,428,424

Net assets available for retirement benefits:
  Beginning of year                                                          22,650,976                  18,222,552
                                                                            -----------                  ----------

  End of year                                                               $28,117,877                  22,650,976
                                                                            ===========                  ==========



See accompanying notes to financial statements.

                        RUBBERMAID PROFIT SHARING PLAN

                        Notes to Financial Statements

                          December 31, 1993 and 1992

(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a)  General
       -------

       The Plan is a defined contribution retirement plan covering substantially all full time employees of the Company at the following locations ("the participating employers"):

            Rubbermaid Specialty Products, Inc.:
                      Statesville
                      Winfield
            Rubbermaid Inc. - Cortland
            Rubbermaid Commercial Products, Inc.:
                      Centerville
                      Cleveland
            Home Products Division of Rubbermaid Incorporated:
            Goodyear
            Rubbermaid Office Products, Inc.
                      Maryville
            MicroComputer Accessories
            The Little Tikes Company:
                      Ohio
                      Missouri
                      California

       Participation in the Plan begins on the January 1 coincident with or next following an employee's date of hire. Part-time employees become eligible to participate if certain service requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)  Contributions
       -------------

       Annually, the Company contributes to the Plan 5 percent of the aggregate eligible compensation of the participants, plus 5 percent of the amount by which each participants eligible compensation exceeds the social security wage base in effect for the Plan year. Voluntary contributions by participants to the Plan (for certain participating employers) were suspended effective January 1, 1987. Forfeitures, representing the nonvested portion of terminated participants' accounts reduce employers' contributions after a five-year break in service has occurred.

                                                                     (Continued)

                        RUBBERMAID PROFIT SHARING PLAN

                        Notes to Financial Statements


  (c)  Participant Accounts
       --------------------

       Each participant's account is credited with the participant's contribution, if any, (for amounts contributed prior to January 1, 1987) and an allocation of (a) the Company's contribution, and (b)
       Plan earnings. Allocations are based upon participant earnings, service, and/or account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

  (d)  Vesting
       -------

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service.

  (e)  Investments
       -----------

       Participants may elect to contribute (in 25% increments) in one or more of the three investment funds held by the Plan. Currently, the investment funds are: (a) the Equity Fund, comprised of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised of bonds, obligations, debentures and other securities the income or return from which is fixed; and (c) the Guaranteed Interest Fund (formerly the Insured Principal and Income Fund), comprised of guaranteed principal and interest contracts with major financial institutions.

  (f)  Payment of Benefits
       -------------------

       Upon normal retirement at age 65 or termination of service other than normal retirement, a participant may elect to receive either a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to rules of the Plan).

(2)    Accounting Policy
       -----------------

       The financial statements of the Plan are prepared on an accrual basis.



                                                                     (Continued)

                        RUBBERMAID PROFIT SHARING PLAN

                        Notes to Financial Statements

(3)    Investments
       -----------

       For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Company-sponsored retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. The investments and changes therein of the Plan in the master trust fund have been certified to the Company by the Trustee, National City Bank, as having been determined through the use of fair values for all assets of the master trust fund. A summary of the master trust assets as of December 31, 1993 and 1992, is as follows:


       Investments                                 1993            1992
       -----------                              -----------    -----------
       Equity Fund                              $45,666,257     40,066,300

       Fixed Income Fund                          9,016,044      6,536,628

       Guaranteed Interest Fund                 277,927,928    255,910,940

       Participants Loan Fund                     4,406,833      4,401,927
                                               ------------    -----------
          Total master trust assets            $337,017,062    306,915,795
                                               ============    ===========

Changes in Investments
- ----------------------

                                    EQUITY          FIXED INCOME       STABLE VALUE      PARTICIPANT
                                    ------          ------------       ------------      -----------
                                     FUND               FUND               FUND           LOAN FUND           TOTALS
                                     ----               ----               ----           ---------           ------
 BEGINNING BALANCE 1/1/93          40,066,299.64    6,536,627.73      255,910,939.98     4,401,927.48    306,915,794.83


 ADD ACCRUED CONTRIBUTION
 RECEIVED                           3,023,535.02      884,832.84       12,526,181.14             0.00     16,434,549.00



 DIVIDENDS                            107,075.52            0.00                0.00             0.00        107,075.52

 GIC INTEREST                               0.00              0.00       20,910,469.34             0.00      20,910,469.34

 STIF INTEREST                          7,097.14          1,253.44          224,552.03         3,451.20         236,353.81

 CORPORATE BOND INTEREST                1,762.65            314.01          109,181.56             0.00         111,258.22

 FEDERAL BOND INTEREST                      0.00              0.00                0.00             0.00               0.00

 PARTICIPANT LOAN INTEREST                705.63             93.43            3,311.20             0.00           4,110.26

 DISTRIBUTION FROM POOLED
 FUND                               1,001,234.65        536,199.85                0.00             0.00        1,537,434.50

 OTHER INCOME                           1,602.26              0.00                0.00             0.00            1,602.26

 TRUSTEE FEES                         (45,049.04)        (3,877.08)         (40,635.02)            0.00          (89,561.14)

 INVESTMENT FEES                      (42,116.12)       (28,510.47)        (210,072.65)            0.00         (280,699.24)


Changes in Investments (Continued)
- ----------------------
                                        EQUITY          FIXED INCOME       STABLE VALUE      PARTICIPANT
                                        ------          ------------       ------------      -----------
                                         FUND               FUND               FUND           LOAN FUND           TOTALS
                                         ----               ----               ----           ---------           ------

 CONSULTANT FEES - MERCER             (16,571.91)        (2,875.09)         (10,503.00)            0.00         (29,950.00)

 TOPE PRINTING                           (116.42)          (708.63)          (4,236.62)            0.00          (5,061.67)

 BOOKE                                 (1,094.31)          (209.74)          (6,549.02)            0.00          (7,853.07)

 GROSS PROCEEDS OF SALE            16,336,809.67      1,506,892.12      328,836,311.60             0.00     346,680,013.39

 COST OF SALE                      15,820,254.54      1,502,975.76      328,836,311.60             0.00     346,159,541.90
                                   ---------------------------------------------------------------------------------------

 REALIZED GAIN(LOSS)                  516,555.13          3,916.36                0.00             0.00         520,471.49

 UNREALIZED GAIN                    2,761,262.35        266,580.40                0.00             0.00       3,027,842.75

 FORFEITURES                           59,270.85         13,462.09          252,320.97             0.00         325,053.91

 BENEFIT PAYMENTS                  (1,131,642.50)      (160,120.22)     (10,604,892.29)            0.00     (11,896,655.01)

 TRANSFERS IN/OUT                  (1,039,695.94)       898,893.12       (2,811,397.41)        1,454.32      (2,950,745.91)

 LOAN REPAYMENTS                      396,139.40         70,171.96        1,679,257.80             0.00       2,145,569.16
                                   ---------------------------------------------------------------------------------------
 ENDING BALANCE 12/31/93           45,666,257.00      9,016,044.00      277,927,928.01     4,406,833.00     337,017,059.01


(4)    Plan Termination
       ----------------

       The Company expects to continue the Plan indefinitely. However, upon any future termination of the Plan, the accounts of all participants affected thereby shall become fully vested and the Trustee shall distribute the assets in accordance with the terms of the trust agreement.

(5)    Federal Income Tax
       ------------------

       The Plan obtained its latest determination letter in September 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
       Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Subsequent Events
       -----------------

       For plan years beginning on or after January 1, 1995, the plan was amended to provide a 401K feature, allowing pretax deferrals of base salary or wages and amounts paid as bonus compensation. The pretax deferrals of compensation can be invested in the following investments; S&P 500 Index Equity Fund, Rubbermaid Common Stock Fund, Fixed Income

Fund and the Stable Value Fund. Rubbermaid associates covered under the Collective Bargaining Agreement are not subject to the plan amendment.

                                                                                                                        Schedule 1
                                                                                                                        ----------
                                                  RUBBERMAID PROFIT SHARING PLAN

                                                      Reportable Transactions

                                                   Year ended December 31, 1993

                                        Identity of party involved - all transactions shown
                                             involve National City Bank (the Trustee)


                                                                               Total Current Value of Securities
                                  Number of Transactions                                at Transaction Date
                                  ----------------------                     ----------------------------------------
Description of Asset              Purchases             Sales                Purchases                       Sales
                                  ---------             -----                ---------                  -------------
Rubbermaid Incorporated
  Guaranteed Interest Fund          1                   See Note            $2,776,492                     813,527





NOTE:  The number of sales transactions from the Guaranteed Interest Fund and the associated cost were not provided by the Trustee.

                                                                                                                      Schedule 2
                                                                                                                      ----------

                                                  RUBBERMAID PROFIT SHARING PLAN

                                               Detail of Assets Held for Investment

                                                         December 31, 1993


       Description                                                                                Fair Value    Cost
                                                                                                  ----------    ----
Investment in the Profit Sharing Retirement
Trust for Rubbermaid Incorporated and
Related Companies                                                                                 $23,655,346  21,907,381

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        RUBBERMAID PROFIT SHARING PLAN


Dated:  December 27, 1994               /s/ James A. Morgan
      ---------------------             -------------------------------